UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number:  0-32637

A.     Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Profit Sharing Plan

B.     Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation
405 Fifth Street
Ames, Iowa 50010

REQUIRED INFORMATION

1.
Financial statements and schedules of the Ames National Corporation 401(k) Profit Sharing Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached hereto.

2.	A written consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit 23 and is incorporated herein by this reference.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 27, 2011

AMES NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

By: First National Bank, Ames, Iowa, Trustee

By:	/s/ Steven J. McLaughlin
Name: Steven J. McLaughlin
Title: Vice President and Senior Trust Officer

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
Ames, Iowa

FINANCIAL STATEMENTS
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Ames National Corporation 401(k) Profit Sharing Plan
Ames, Iowa

We have audited the accompanying statements of net assets available for benefits of Ames National Corporation 401(k) Profit sharing Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson, LLP

West Des Moines, Iowa
June 27, 2011

AMES NATIONAL CORPORATION
401 (K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009

CASH	$265,380	$576,566

PARTICIPANT-DIRECTED INVESTMENTS	23,975,284	20,354,926

RECEIVABLES
Accrued interest and dividends	23,815	27,713
Contributions receivable from employer	223	143
Notes receivable from participants	117,341	139,623

NET ASSETS AVAILABLE FOR BENEFITS	$24,382,043	$21,098,971

AMES NATIONAL CORPORATION
401 (K) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2010 and 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$94,062	$132,323
Dividends	501,941	413,109
Net appreciation in fair value of investments	1,801,549	1,471,013

Total investment income	2,397,552	2,016,445

Interest income from notes receivable from participants	6,297	7,887

Contributions:
Employer	487,681	730,710
Participants	698,042	684,000

Total contributions	1,185,723	1,414,710

Total additions	3,589,572	3,439,042

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	305,327	640,889
Operating expenses	1,173	1,400

Total deductions	306,500	642,289

NET INCREASE	3,283,072	2,796,753

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	21,098,971	18,302,218

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$24,382,043	$21,098,971

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN

The Ames National Corporation 401(k) Profit Sharing Plan (the Plan) is sponsored by Ames National Corporation and its subsidiaries:  First National Bank, Ames, Iowa (the Plan trustee); Boone Bank & Trust Co., Boone, Iowa; Randall-Story State Bank, Story City, Iowa; State Bank & Trust Co., Nevada, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Companies).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies who have completed six months of employment with a minimum of 500 hours of service and are age 21 or older.  Employees are eligible to begin making salary deferral contributions to the Plan on January 1, or July 1, following their eligibility date and will also be eligible for the employer matching contribution at that time.  To be entitled to employer nondiscretionary contributions, a participant must complete 1,000 hours of service during the plan year and must be employed by the Companies on the last day of the Plan year.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to the Internal Revenue Service limitations for 2010 and 2009.  In 2010, the Plan was restated and provided a matching contribution up to 3% of the participant’s compensation and a nondiscretionary contribution of 3% of the participants’ compensation.  In 2009, the Companies provided a matching contribution up to 2% of the participant’s compensation and a nondiscretionary contribution of 5% of the participants’ compensation and made additional discretionary contributions based on profits.  In 2009, the discretionary contributions were determined by the Boards of Directors.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  All Plan investments were participant-directed into investment options offered by the Plan.

Participant accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Companies’ matching contribution, (c) an allocation of the Companies’ nondiscretionary contribution and (d) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeited balances of terminated participants’ nonvested balances are used to reduce future contributions from the Companies.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

In 2010 and 2009, participants are immediately vested in their voluntary contributions and the employer matching contributions and earnings thereon.  Vesting in the Companies’ nondiscretionary and, in 2009, discretionary contributions and earnings thereon is based on years of continuous service established after reaching 1,000 hours of credited service in a year.  A participant is 100% vested in the Companies’ nondiscretionary and discretionary contributions after three years of credited service with no vesting prior to that time.

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum amount.  Benefits related to the nondiscretionary contribution are immediately vested on termination of service due to death, disability and normal retirement.  Benefits related to the nondiscretionary contribution for other reasons are paid only if the participant is employed on the last day of the Plan year and has 1,000 hours of service.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Notes receivable from participants at December 31, 2010, mature through 2020 and the interest rates (as determined by the Plan Administrator) range from 2.75% to 7.75%.  Principal and interest are paid ratably through monthly payroll deductions, generally, over five years. However, repayment of notes receivable from participants for the purchase of a primary residence may exceed five years.  The notes receivable from participants are secured by the balance in the participant’s account.

Forfeited accounts

The forfeitures are used to reduce contributions from the Companies.  During the years ended December 31, 2010 and 2009, forfeitures from nonvested account balances reduced employer contributions by approximately $5,400 and $5,600, respectively.  Forfeitures for nonvested account balances as of December 31, 2010 and 2009 were approximately $20,000 and $5,300, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan year ends on December 31.  Significant accounting policies followed by the Plan are presented below.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates in preparing financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments

Investments are reported at fair value.  Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 7 for discussion of fair value measurements.

Purchases and sales of investment securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold as well as unrealized gains and losses on investments held during the year.

Notes Receivable from Participants

Notes receivable from participants are stated at the amount of unpaid principal balance plus any accrued but unpaid interest.  Payments of notes receivable from participants are applied to the specific accounts comprising the balance.  Delinquent and unpaid notes receivable are reclassified as a distribution against the participant’s vested balance.

Payment of benefits

Benefits are recorded when paid.

Reclassifications

Certain reclassifications have been made to the prior financial statements to conform to the current period presentation.  These reclassifications had no effect on net assets available for benefits.

Recent accounting pronouncements

In January 2010, the FASB issued guidance which modifies certain aspects contained in the Fair Value Measurements and Disclosure topic of FASB ASC 820.  This standard enhances information reported to users of the financial statements by providing additional and enhanced disclosures about the fair value measurements.  This standard was effective for the Plan as of January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which will be effective on January 1, 2011.  The adoption of this standard did not have any impact on the Plan’s financial position or results of operations.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Change in Accounting Principles

The Plan adopted a new accounting standard, Reporting Loans to Participants by Defined Contribution Pension Plans, which provides clarification of how loans to participants should be classified and measured by defined contribution pension benefit plans.  This guidance requires that loans to participants be reported as notes receivable from participants in the statement of net assets available for benefits and be measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted this standard in its December 31, 2010 financial statements and has reclassified loans from participants of $117,127 and $139,323 from participant-directed investments to notes receivable from participants as of December 31, 2010 and 2009, respectively.  The Plan reclassified accrued interest receivable of $214 and $300 from accrued interest and dividends to notes receivable from participants as of December 31, 2010 and 2009, respectively.  The Plan also reclassified interest income from participant loans of $6,297 and $7,887 from investment income to interest income from notes receivable from participants for the years ended December 31, 2010 and 2009, respectively.  Net assets of the Plan were not affected by the adoption of this standard.

NOTE 3 - FINANCIAL INSTRUMENT RISK

The Plan maintains all its cash in a non-interest bearing deposit account at First National Bank, Ames, Iowa.  As of December 31, 2010 and 2009, the balance in the Plan’s non-interest bearing transaction deposit account is fully insured by the FDIC.

NOTE 4 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.

NOTE 5 - INVESTMENTS

The following table presents the Plan investments that represent 5% or more of the Plan’s net assets:

	2010	2009

ANC Balanced Fund	$9,650,753	$8,922,751
Common Stock Fund	3,121,466	2,870,663
Oppenheimer Develop Markets	1,469,537	1,143,239
Vanguard Bond Index	*	1,594,422

*	Balance less than 5% of Plan's net assets

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in fair value as follows:

	2010	2009

Mutual Funds	$1,131,564	$1,568,367
ANC Balanced Fund	595,290	631,950
Common Stock Fund	74,695	(729,304)

Net appreciation in fair value of investments	$1,801,549	$1,471,013

During 2010 and 2009, dividend and interest income from the Plan’s investments were as follows:

	2010	2009

Interest income:
ANC Balanced Fund	$90,522	$128,225
Mutual Funds	3,523	4,057
Common Stock Fund	17	41

Total Interest Income	$94,062	$132,323

Dividend income:
Mutual Funds	$227,840	$133,006
ANC Balanced Fund	216,721	201,759
Common Stock Fund	57,380	78,344

Total Dividend Income	$501,941	$413,109

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2010 and 2009, the Plan held 133,440 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $2,891,613 and $2,816,918, respectively.  At December 31, 2010 and 2009, the Plan also held cash totaling $265,380 and $576,566 at First National Bank, Ames, Iowa.

The Plan did not purchase or sell any shares of Ames National Corporation common stock during the year ended December 31, 2010.  The Plan sold or distributed 2,500 shares for $61,637 during the year ended December 31, 2009.  The Plan trustee is the Trust Department of First National Bank, Ames, Iowa.  All assets are held through trust agreement by the trustee, who is also a party-in-interest.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 7 – FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1:
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.   There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds: Valued at the net asset value “NAV” of shares held by the Plan at year end.

Bank administered trust fund (ANC Balanced Fund):  Valued at NAV based on the fair value of the underlying investments of the Fund.  The investments are Level 1 and Level 2 assets consisting of common and preferred stocks, equity and bond funds, government agency and corporate bonds and a money market account.  No amount greater than $50,000 can be withdrawn from the Fund, without a 90 day notice.  The Fund investment strategy is to seek total return through long-term growth of capital and current income.  This fund’s asset allocation strategy which seeks is to provide moderate market appreciation along with a consistent income potential provided by fixed maturity investments and dividend income.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

Money market account:  Valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the balances of assets measured at fair value by level as of December 31:

2010
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds:
Mutual fund-other funds	$3,998,616	$-	$-	$3,998,616
Mutual funds-indexed funds	3,909,225	-	-	3,909,225
Mutual funds-money market fund	478,870	-	-	478,870
Mutual funds-target maturity funds	2,816,354	-	-	2,816,354
Total mutual funds	11,203,065	-	-	11,203,065

Bank administered trust fund:
ANC Balanced Fund	-	9,650,753	-	9,650,753
Total bank administered trust fund	-	9,650,753	-	9,650,753

Common stock fund:
Ames National Corporation, common stock	2,891,613	-	-	2,891,613
Money market account	-	229,853	-	229,853
Total common stock fund	2,891,613	229,853	-	3,121,466

Total assets at fair value	$14,094,678	$9,880,606	$-	$23,975,284

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

2009
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds:
Mutual fund-other funds	$3,383,731	$-	$-	$3,383,731
Mutual funds-indexed funds	3,394,824	-	-	3,394,824
Mutual funds-money market fund	10,959	-	-	10,959
Mutual funds-target maturity funds	1,771,998	-	-	1,771,998
Total mutual funds	8,561,512	-	-	8,561,512

Bank administered trust fund:
ANC Balanced Fund	-	8,922,751	-	8,922,751
Total bank administered trust fund	-	8,922,751	-	8,922,751

Common stock fund:
Ames National Corporation, common stock	2,816,918	-	-	2,816,918
Money market account	-	53,745	-	53,745
Total common stock fund	2,816,918	53,745	-	2,870,663

Total assets at fair value	$11,378,430	$8,976,496	$-	$20,354,926

NOTE 8 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination all participants will become 100% vested in their accounts.

NOTE 9 - TAX STATUS

The determination letter received for the Plan prototype document was dated March 31, 2008.  In this letter, the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax.  Subsequent to this issuance of the determination letter, the Plan was amended.  The Plan Administrator believes that the Plan is being operated in compliance with applicable requirements of the IRC and, therefore, the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 10 –PLAN AMENDMENT

On December 23, 2010, the Plan was amended in various manners to comply with changes in the law.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits

NOTE 12 – SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the financial statements were issued.  Events or transactions occurring after December 31, 2010, but prior to when the financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2010 have been recognized in the financial statements for the year ended December 31, 2010.  Events or transactions that provided evidence about conditions that did not exist at December 31, 2010 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2010.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c ) Description of investment	(d) Cost	(e) Fair Value

	Assets held by First National Bank, Ames, Iowa, as Trustee*

	American Europacific Growth R5	Mutual fund	**	$414,226
	American Funds Capital Income Builder R5	Mutual fund	**	272,227
	American Funds Growth	Mutual fund	**	776,927
	American Funds Income Fund	Mutual fund	**	232,072
	Davis NY Venture A	Mutual fund	**	590,709
	Oppenheimer Develop Markets	Mutual fund	**	1,469,537
	Pimco Total Return R	Mutual fund	**	789,319
	Vanguard 500 Index	Mutual fund	**	791,951
	Vanguard Bond Index	Mutual fund	**	291,109
	Vanguard Develop Markets Index	Mutual fund	**	274,299
	Vanguard Mid-Cap Index	Mutual fund	**	739,393
	Vanguard Prime Money Market Index	Mutual fund	**	478,870
	Vanguard Small-Cap Index	Mutual fund	**	1,023,154
	Vanguard Target Retire 2005	Mutual fund	**	148,420
	Vanguard Target Retire 2015	Mutual fund	**	282,924
	Vanguard Target Retire 2025	Mutual fund	**	1,068,644
	Vanguard Target Retire 2035	Mutual fund	**	380,245
	Vanguard Target Retire 2045	Mutual fund	**	312,571
	Vanguard Target Retire Income	Mutual fund	**	623,550
	Washington Mutual Investors	Mutual fund	**	242,918
	Total			11,203,065

*	ANC Balanced Fund	Bank administered trust fund	**	9,650,753

*	Ames National Corporation, common stock	Common stock fund	**	2,891,613
	Money market account	Common stock fund	**	229,853
	Total			3,121,466

*	Notes receivable from participants	Interest rates ranging from 2.75% to 7.75% and maturity dates from March 2012 through March 2020.		117,341

	Total			$24,092,625

*	Indicates a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments, and, therefore, is not included

EXHIBIT INDEX

Exhibit
Number                Exhibit

  23                        Consent of Independent Registered Accounting Firm